Prospectus Supplement filed pursuant to Rule 424(b)(3)

Registration Statement Nos. 333-191785 and 333-192787

PROSPECTUS SUPPLEMENT NO. 2 DATED MAY 9, 2014

(To Prospectus Dated December 11, 2013)

SENESCO TECHNOLOGIES, INC.

This is a supplement (“Prospectus Supplement No. 2”) to our prospectus, dated December 11, 2013 (the “Prospectus”), relating to the offer and sale of 180,000 units, consisting of, in the aggregate, 1,800,000 shares of our common stock, par value $0.01 per share, Series A Warrants to purchase 1,800,000 shares of our common stock, Series B Warrants to purchase 1,800,000 shares of our common stock, Series C Warrants to purchase 1,800,000 shares of our common stock and up to 5,400,000 shares of common stock underlying the Series A Warrants, Series B Warrants and Series C Warrants, to purchasers in this offering.

This Prospectus Supplement No. 2 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Quarterly Report on Form 10-Q for Fiscal Quarter Ended March 31, 2014

On May 9, 2014, we filed with the Securities and Exchange Commission a quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2014. The quarterly report, as filed (but without the exhibits filed with the Form 10-Q), is set forth below.

The information contained in this Prospectus Supplement No. 2 supplements and supersedes, in relevant part, the information contained in the Prospectus, as amended and supplemented. This Prospectus Supplement No. 2 is incorporated by reference into, and should be read in conjunction with, the Prospectus, as amended and supplemented, and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, as amended and supplemented.

The Prospectus, together with Prospectus Supplement No. 1 and Prospectus Supplement No. 2, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the securities as set forth in the Prospectus, as amended and supplemented. All references in the Prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended).”

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 5 OF THE PROSPECTUS BEFORE PURCHASING ANY OF THE SECURITIES OFFERED.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT NO. 2. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 2 is dated May 9, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

  (Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to

Commission File No. 001-31326

SENESCO TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	84-1368850
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

721 Route 202/206, Suite 130
Bridgewater, New Jersey 08807
(Address of principal executive offices)

(908) 864-4444
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ☒	No:☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes: ☒	No:☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “accelerated filer”, “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes: ☐	No:☒

6,906,160 shares of the issuer’s common stock, par value $0.01 per share, were outstanding as of April 30, 2014.

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY

TABLE OF CONTENTS

			Page
PART I.		FINANCIAL INFORMATION

	Item 1.	Financial Statements (Unaudited)	1

		CONDENSED CONSOLIDATED BALANCE SHEETS as of March 31, 2014 and June 30, 2013	2

		CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS For the Three Months and Nine Months Ended March 31, 2014 and 2013, and From Inception on July 1, 1998 through March 31, 2014	3

		CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY For the Nine Months Ended March 31, 2014	4

		CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS For the Nine Months Ended March 31, 2014 and 2013, and From Inception on July 1, 1998 through March 31, 2014	5

		NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	6

	Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	13

		Overview	13

		Liquidity and Capital Resources	17

		Changes to Critical Accounting Policies and Estimates	17

		Results of Operations	18

		Off-Balance Sheet Arrangements	21

i

PART I. FINANCIAL INFORMATION.

Item 1.        Financial Statements (Unaudited).

Certain information and footnote disclosures required under United States generally accepted accounting principles have been condensed or omitted from the following consolidated financial statements pursuant to the rules and regulations of the Securities and Exchange Commission. However, Senesco Technologies, Inc., a Delaware corporation, and its wholly owned subsidiary, Senesco, Inc., a New Jersey corporation (collectively, “Senesco” or the “Company”), believe that the disclosures are adequate to assure that the information presented is not misleading in any material respect.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the entire fiscal year.

1

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	June 30,
	2014	2013
	(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,198,027	$1,602,294
Prepaid research supplies and expenses	1,199,871	1,919,220

Total Current Assets	7,397,898	3,521,514

Equipment, furniture and fixtures, net	2,992	4,555
Intangible assets, net	3,553,632	3,566,497
Security deposit	5,171	5,171

TOTAL ASSETS	$10,959,693	$7,097,737

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$324,936	$637,320
Accrued expenses	730,385	387,540
Line of credit	-	2,187,082

Total Current Liabilities	1,055,321	3,211,942

Other liabilities	99,728	99,728

TOTAL LIABILITIES	1,155,049	3,311,670

COMMITMENTS

STOCKHOLDERS' EQUITY:

Convertible preferred stock, $0.01 par value, authorized 5,000,000 shares Series A 10,297 shares issued and 580 and 800 shares outstanding, respectively (liquidation preference of $609,000 and $820,000 at March 31, 2014 and June 30, 2013, respectively)	6	8
Common stock, $0.01 par value, authorized 500,000,000 shares, issued and outstanding 6,897,710 and 2,272,062, respectively	68,977	22,721
Capital in excess of par	92,631,972	78,189,173
Deficit accumulated during the development stage	(82,896,311)	(74,425,835)

Total Stockholders' Equity	9,804,644	3,786,067

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$10,959,693	$7,097,737

See Notes to Condensed Consolidated Financial Statements

2

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

					Cumulative
	Three Months Ended March 31,		Nine Months Ended March 31,		Amounts from
	2014	2013	2014	2013	Inception

Licensing Revenue	$-	$-	$100,000	$-	$1,890,000

Operating expenses:
General and administrative	1,253,730	551,424	3,135,963	1,993,112	37,250,264
Research and development	875,213	492,850	2,249,455	1,597,362	25,571,726
Write-off of patents abandoned	-	-	185,161	-	2,158,595

Total operating expenses	2,128,943	1,044,274	5,570,579	3,590,474	64,980,585

Loss from operations	(2,128,943)	(1,044,274)	(5,470,579)	(3,590,474)	(63,090,585)

Other non-operating income (expense)

Grant income	-	-	-	-	244,479

Change in fair value of warrant liability	-	227,539	-	271,831	8,701,721

Sale of state income tax loss – net	-	-	-	-	586,442

Other noncash (expense) income, net	-	-	-	-	205,390

Loss on settlement of warrant liabilities	-	-	-	(785,171)	(1,724,546)

Loss on extinguishment of debt	-	-	-	-	(361,877)

Amortization of debt discount and financing costs	-	-	-	-	(11,227,870)

Interest expense – convertible notes	-	-	-	-	(2,027,930)

Interest (expense) income - net	(17,811)	(19,848)	(80,146)	(88,108)	84,755

Net loss	(2,146,754)	(836,583)	(5,550,725)	(4,191,922)	(68,610,021)

Preferred dividends	(2,877,511)	(150,136)	(2,919,751)	(798,291)	(14,286,290)

Loss applicable to common shares	(5,024,265)	(986,719)	(8,470,476)	(4,990,213)	(82,896,311)

Other comprehensive loss	-	-	-	-	-

Comprehensive loss	$(5,024,265)	$(986,719)	$(8,470,476)	$(4,990,213)	$(82,896,311)

Basic and diluted net loss per common share	$(0.87)	$(0.68)	$(2.21)	$(4.06)

Basic and diluted weighted-average number of common shares outstanding	5,806,353	1,446,420	3,838,200	1,228,644

See Notes to Condensed Consolidated Financial Statements

3

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED MARCH 31, 2014

(unaudited)

						Deficit
						Accumulated
						During the
					Capital in Excess	Development	Stockholders'
	Preferred Stock		Common Stock		of Par Value	Stage	Equity
	Shares	Amount	Shares	Amount

Balance at June 30, 2013	800	$8	2,272,062	$22,721	$78,189,173	$(74,425,835)	$3,786,067

Issuance of common stock for cash at $2.50 per share on October 2, 2013	-	-	690,000	6,900	1,718,100	-	1,725,000

Commissions and other fees related to the issuance of common stock on October 2, 2013	-	-	-	-	(164,230)	-	(164,230)

Issuance of common stock and warrants for cash at $3.00 per share on December 16, 2013	-	-	1,800,000	18,000	5,382,000	-	5,400,000

Commissions and other fees related to the issuance of common stock and warrants on December 16, 2013	-	-	-	-	(121,764)	-	(121,764)

Issuance of common stock in lieu of cash payment for services	-	-	123,750	1,238	434,750	-	435,988

Stock-based compensation	-	-	-	-	299,989	-	299,989

Exercise of warrants	-	-	1,916,956	19,169	3,984,452	-	4,003,621

Preferred stock converted into common stock	(220)	(2)	73,333	733	(731)		-
						-
Cash paid for fractional shares due to reverse split	-	-	(100)	(1)	(302)	-	(303)

Issuance of common stock in lieu of cash payment for dividends	-	-	21,709	217	89,669	(69,885)	20,001

Dividend recorded from warrant amendment on February 21, 2014	-	-	-	-	2,820,866	(2,820,866)	-

Dividends accrued and upaid at March 31, 2014	-	-	-	-	-	(29,000)	(29,000)

Net loss	-	-	-	-	-	(5,550,725)	(5,550,725)

Balance at March 31, 2014	580	$6	6,897,710	$68,977	$92,631,972	$(82,896,311)	$9,804,644

See Notes to Condensed Consolidated Financial Statements

4

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

			Cumulative
	Nine Months Ended March 31,		Amounts from
	2014	2013	Inception
Cash flows from operating activities:
Net loss	$(5,550,725)	$(4,191,922)	$(68,610,021)
Adjustments to reconcile net loss to net cash used in operating activities:
Noncash capital contribution	-	-	85,179
Noncash conversion of accrued expenses into equity	-	-	131,250
Noncash income related to change in fair value of warrant liability	-	(271,831)	(9,022,980)
Noncash charge for change in warrant terms	-	-	115,869
Issuance of common stock and warrants for interest	-	-	2,003,386
Issuance of common stock for services	-	-	53,800
Stock-based compensation expense	735,977	552,303	13,566,623
Depreciation and amortization	238,904	201,911	1,632,838
Write-off of intangibles	185,161	-	2,158,595
Amortization of convertible note discount	-	-	10,000,000
Amortization of deferred financing costs	-	-	1,227,869
Loss on settlement of warrant liabilities		785,171	1,724,546
Loss on extinguishment of debt	-	-	361,877
(Increase) decrease in operating assets:
Prepaid expenses and other current assets	719,349	(163,979)	(1,199,871)
Security deposit	-	-	(5,171)
Increase (decrease) in operating liabilities:
Accounts payable	(312,384)	92,434	324,936
Accrued expenses	333,845	39,615	876,386
Net cash used in operating activities	(3,649,873)	(2,956,298)	(44,574,889)

Cash flows from investing activities:
Patent costs	(409,637)	(393,664)	(7,162,110)
Purchase of equipment, furniture and fixtures	-	(1,281)	(185,947)
Net cash used in investing activities	(409,637)	(394,945)	(7,348,057)

Cash flows from financing activities:
Proceeds from grant	-	-	99,728
Repayment of line of credit	(2,187,082)	(12,026)	-
Proceeds from issuance of bridge notes	-	-	525,000
Proceeds from issuance of preferred stock and warrants, net	-	-	10,754,841
Redemption of convertible notes and warrants	-	-	(2,160,986)
Proceeds from issuance of convertible notes	-	-	9,340,000
Deferred financing costs	-	-	(651,781)
Proceeds from issuance of common stock and
warrants, net and exercise of warrants and options	10,842,325	2,942,981	40,214,171
Net cash provided by financing activities	8,655,243	2,930,955	58,120,973

Net (decrease) increase in cash and cash equivalents	4,595,733	(420,288)	6,198,027

Cash and cash equivalents at beginning of period	1,602,294	2,001,325	-
Cash and cash equivalents at end of period	$6,198,027	$1,581,037	$6,198,027

Supplemental disclosure of non-cash transactions:
Conversion of convertible note into common stock	$-	$-	$10,000,000
Conversion of bridge notes into common stock	-	-	534,316
Conversion of preferred stock into common stock	731	1,378	4,953
Allocation of common stock proceeds to warrants	-	459,000	-
Allocation of preferred stock proceeds to warrants
and beneficial conversion feature	-	-	8,526,135
Allocation of convertible debt proceeds to warrants
and beneficial conversion feature	-	-	9,340,000
Warrants issued for financing costs	-	-	690,984
Issuance of common stock for interest payments on
convertible notes	-	-	2,003,386
Issuance of common stock for dividend payments	89,885	496,862	4,303,149
Issuance of common stock in settlement of accounts payable	-	-	175,000
Dividends accrued on preferred stock	(29,000)	(64,722)	(29,000)
Supplemental disclosure of cash flow information:
Cash paid for interest	85,629	90,651	579,766

See Notes to Condensed Consolidated Financial Statements

5

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Note 1 - Basis of Presentation:

The financial statements included herein have been prepared by Senesco Technologies, Inc. (the “Company”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2013, as amended.

The Company’s board of directors authorized a 1:100 reverse stock split on September 30, 2013, to take effect on October 21, 2013. All share and related option and warrant information presented in these financial statements and accompanying footnotes have been retroactively adjusted to reflect the reduced number of shares resulting from this action.

In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting solely of those which are of a normal recurring nature, necessary to present fairly its financial position as of March 31, 2014 and the results of its operations for the three months and nine months ended March 31, 2014 and cash flows for the nine months ended March 31, 2014.

Interim results are not necessarily indicative of results for the full fiscal year.

Note 2 – Liquidity:

As shown in the accompanying condensed consolidated financial statements, the Company has a history of losses with a deficit accumulated during the development stage from July 1, 1998 (inception) through March 31, 2014 of $82,896,311. Additionally, the Company has generated minimal revenues by licensing its technology for certain crops to companies willing to share in its development costs. In addition, the Company’s technology may not be ready for commercialization for several years. The Company expects to continue to incur losses for the next several years because it anticipates that its expenditures on research and development and administrative activities will significantly exceed its revenues during that period. The Company cannot predict when, if ever, it will become profitable.

As of March 31, 2014, the Company had cash and cash equivalents in the amount of $6,198,027, which consisted of checking accounts and money market funds. The Company estimates that its cash and cash equivalents as of March 31, 2014 will cover its expenses through at least March 31, 2015.

The Company will need additional capital to expand its research program and plans to raise additional capital through the exercise of outstanding warrants, placement of debt instruments, equity instruments or any combination thereof. However, the Company may not be able to obtain adequate funds for its operations when needed or on acceptable terms. If the Company is unable to raise additional funds, it will need to do one or more of the following:

6

•	delay, scale-back or eliminate some or all of its research and product development programs;
•	license third parties to develop and commercialize products or technologies that it would otherwise seek to develop and commercialize itself;
•	seek strategic alliances or business combinations;
•	attempt to sell the Company;
•	cease operations; or
•	declare bankruptcy.

Note 3 – Intangible Assets:

The Company conducts research and development activities, the cost of which is expensed as incurred, in order to generate patents that can be licensed to third parties in exchange for license fees and royalties. Because the patents are the basis of the Company’s future revenue, the patent costs are capitalized. The capitalized patent costs represent the outside legal fees incurred by the Company to submit and undertake all necessary efforts to have such patent applications issued as patents. The Company incurred $156,405 and $141,431 of such costs for the three months ended March 31, 2014 and 2013, respectively. The Company incurred $409,637 and $393,664 of such costs for the nine months ended March 31, 2014 and 2013, respectively.

The length of time that it takes for an initial patent application to be approved is generally between four to six years. However, due to the unique nature of each patent application, the actual length of time may vary. If a patent application is denied, the associated cost of that application would be written off. However, the Company has not had any patent applications denied as of March 31, 2014. Additionally, should a patent application become impaired during the application process, the Company would write down or write off the associated cost of that patent application.

Issued patents and agricultural patent applications pending are being amortized over a period of 17 years from inception, the expected economic life of the patent. During the three months ended March 31, 2014 and 2013, the Company recorded amortization expense in the amount of $85,161 and $70,845, respectively. During the nine months ended March 31, 2014 and 2013, the Company recorded amortization expense in the amount of $237,341 and $199,973, respectively.

The Company assesses the impairment in value of intangible assets whenever events or circumstances indicate that their carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include the following:

•	significant negative industry trends;
•	significant underutilization of the assets;
•	significant changes in how the Company uses the assets or its plans for their use; and
•	changes in technology and the appearance of competing technology.

If a triggering event occurs and the Company's review determines that the future undiscounted cash flows related to the groups, including these assets, will not be sufficient to recover their carrying value, the Company will reduce the carrying values of these assets down to its estimate of fair value and continue amortizing them over their remaining useful lives. During the nine months ended March 31, 2014, in order to reduce its cost of patent prosecution and maintenance, the Company reviewed its patent portfolio and identified several patents and patent applications that it believed it no longer needed to maintain without having a material impact on the patent portfolio. Accordingly, during the nine months ended March 31, 2014, the Company wrote off patent costs in the net amount of $185,161.

7

Note 4 - Loss Per Share:

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of the Company’s Common Stock assumed to be outstanding during the period of computation. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional shares of Common Stock that would have been outstanding if the potential shares of Common Stock had been issued and if the additional shares of Common Stock were dilutive.

For all periods presented, basic and diluted loss per share are the same, as any additional Common Stock equivalents would be anti-dilutive. Potentially dilutive shares of Common Stock have been excluded from the calculation of the weighted average number of dilutive shares of Common Stock as follows:

	March 31,
	2014	2013
Common stock to be issued upon conversion of convertible preferred stock	290,000	99,500
Outstanding warrants	3,765,995	618,823
Outstanding options	275,085	216,543

Total potentially dilutive shares of common stock	4,331,080	934,866

Note 5 – Stock-Based Compensation:

The terms and vesting schedules for share-based awards vary by type of grant and the employment status of the grantee. Generally, the awards vest based upon time-based conditions or achievement of specified goals and milestones.

During the nine months ended March 31, 2014, the Company issued 46,780 options that are subject to vesting first based upon specified goals and milestones and then based upon time-based conditions. On the issuance date, such options had an aggregate Black-Scholes value of $201,154. As of March 31, 2014, the Company reviewed the specified goals and milestones on an employee by employee basis. Based upon the review, the Company has estimated that it was probable that, on average, the employees would achieve 65% of the target goals. As a result, the Company is recognizing 65% of the aggregate fair value of the options ratably over the time-based vesting period.

8

Also, during the nine months ended March 31, 2014, the Company issued an additional 27,300 options that are subject to time-based conditions only. On the issuance date, such options had an aggregate Black-Scholes value of $111,210.

The fair value of each stock option granted or vesting has been determined using the Black-Scholes model. The material factors incorporated in the Black-Scholes model in estimating the value of the options include the following:

	Three Months	Nine Months
Ended March 31, 2014

Risk-free interest rate (1)	-	1.65-2.66%
Expected volatility	-	99%
Dividend yield	-	None
Expected life (2)	-	5.5-10.0

(1)	Represents the interest rate on a U.S. Treasury security with a maturity date corresponding to that of the option term.
(2)	Expected life for time based stock options was estimated using the “simplified” method, as allowed under the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No. 110. Expected life for performance based stock options was the actual term of the option.

The economic values of the options will depend on the future price of the Company's Common Stock, which cannot be forecast with reasonable accuracy.

Stock option activity under the Company’s 2008 Plan and 1998 Plan for the nine months ended March 31, 2014 is summarized as follows:

		Weighted
	Aggregate	Average	Exercise Price
	Number	Exercise Price	Range
Outstanding, July 1, 2013	231,748	$35.00	$ 4.30 – 345.00
Granted	74,080	5.39	4.00 - 5.40
Exercised	-	-	-
Forfeited	(27,788)	16.50	16.50
Expired	(2,955)	239.74	66.00 - 315.00
Outstanding, March 31, 2014	275,085	$26.96	$ 4.30 - 345.00

Options exercisable at March 31, 2014	200,018	$33.86

Options exercisable and expected to become exercisable at March 31, 2014	253,055

Weighted average fair value of options granted during the nine months ended March 31, 2014	$4.22

As of March 31, 2014, the aggregate intrinsic value of stock options outstanding was $0, with a weighted-average remaining term of 7.5 years. The aggregate intrinsic value of stock options exercisable at that same date was $0, with a weighted-average remaining term of 6.8 years. As of March 31, 2014, the Company has 1,570,891 shares available for future stock option grants.

Stock-based compensation expense for the three months ended March 31, 2014 and March 31, 2013 amounted to $268,720 and $202,174, respectively.

9

Stock-based compensation expense for the nine months ended March 31, 2014 and March 31, 2013 amounted to $735,977 and $552,303, respectively.

As of March 31, 2014, total stock-based compensation expense not yet recognized related to stock option grants amounted to approximately $480,000, which will be recognized over the next 42 months.

Note 6 –Line of Credit:

On February 17, 2010, the Company entered into a credit agreement with JMP Securities LLC. The agreement provided the Company with, subject to certain restrictions, including the existence of suitable collateral, up to a $3.0 million line of credit upon which the Company was permitted to draw at any time (the “Line of Credit”). In April 2011, we were required to enter into a new demand note with the clearing agent for JMP Securities in connection with the Line of Credit.

Any draws upon the Line of Credit accrued at an annual interest rate of (i) the broker rate in effect at the interest date (which was 3.75% at December 31, 2013), plus (ii) 2.0% and are due on demand. There were no other conditions or fees associated with the Line of Credit. The Line of Credit was not secured by any assets of the Company, but it was secured by certain assets of a member of the Company’s Board of Directors, Harlan W. Waksal, M.D., which assets were held by JMP Securities.

On February 26, 2014, the Company repaid the then outstanding balance of $2,187,082 and cancelled the Line of Credit. In connection with the termination of the Line of Credit, the security interest on Dr. Waksal’s assets mentioned above was terminated.

Total interest expense recorded under the Line of Credit for the three months ended March 31, 2014 and 2013 amounted to $21,278 and $20,875, respectively.

Total interest expense recorded under the Line of Credit for the nine months ended March 31, 2014 and 2013 amounted to $85,629 and $90,651, respectively.

Note 7 – Income Taxes:

No provision for income taxes has been made for the three months and nine months ended March 31, 2014 and 2013 given the Company’s losses in 2013 and 2012 and available net operating loss carryforwards. A benefit has not been recorded as the realization of the net operating losses is not assured and the timing in which the Company can utilize its net operating loss carryforwards in any year or in total may be limited by provisions of the Internal Revenue Code regarding changes in ownership of corporations.

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Note 8 - Fair Value Measurements:

The following tables provide the assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2014 and June 30, 2013:

	Carrying	Fair Value Measurement at March 31, 2014
	Value	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$6,095,392	$6,095,392	$-	$-

	Carrying	Fair Value Measurement at June 30, 2013
	Value	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$1,469,569	$1,469,569	$-	$-

Note 9 –Convertible Preferred Stock

During the nine months ended March 31, 2014, 220 shares of Convertible Preferred Stock were converted into 73,333 shares of Common Stock. During the nine months ended March 31, 2014, the Company issued an additional 9,074 shares of Common Stock for the payment of dividends in the amount of $38,811. Total dividends payable on the outstanding 580 shares of Convertible Preferred Stock at March 31, 2014 amounted to $29,000.

As a result of an amendment to certain warrants on February 21, 2014, the conversion rate on the Convertible Preferred stock was adjusted from $2.50 to $2.00.

Note 10 – Equity Placements

October 2, 2013

On October 2, 2013, the Company completed a Common Stock offering for $1,725,000 in gross proceeds, before deducting estimated offering expenses, in a registered direct offering of 690,000 shares of the Company’s Common Stock. Each Share was sold at a price of $2.50 per share. The Shares were sold pursuant to the Registration Statement in the form of a unit, at $5.00 per unit, with each unit consisting of 2 shares of Common Stock.

The net offering proceeds to the Company from the sale of the Common Stock, after deducting the offering expenses payable by the Company of $164,230, were $1,560,770. The net proceeds of the offering will be used for working capital, research and development and general corporate purposes.

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December 16, 2013

On December 16, 2013, the Company completed a Common Stock and Warrant offering for $5,400,000 in gross proceeds, before deducting estimated offering expenses, in a registered direct offering of 180,000 units consisting of ten shares of common stock, par value $0.01 per share, of the Company’s Common Stock, six month warrants to purchase ten shares of Common Stock at an exercise price of $3 per share (the “Series A Warrants”), six month warrants to purchase ten shares of Common Stock at an exercise price of $4 per share (the “Series B Warrants”), and three year warrants to purchase ten shares of Common Stock at an exercise price of $4 per share (the “Series C Warrants”).

The net offering proceeds to the Company from the sale of the units, after deducting the offering expenses payable by the Company of approximately $121,764, were $5,278,236. The net proceeds of the offering will be used for working capital, research and development and general corporate purposes.

On February 21, 2014, the Company amended and restated 1,746,666 of the Series B Warrants pursuant to a Warrant Amendment Agreement (the “Warrant Amendment Agreement”) by and among the Company and certain holders of the Series B Warrants (the “Warrant Holders”). Pursuant to the terms of the Warrant Amendment Agreement, the Company and each Warrant Holder agreed to amend and restate the Warrant held by such Warrant Holder for a new amended and restated warrant, with an exercise price of $2.00 per share and an expiration date of February 21, 2014 (the “Amended Warrants”).

Following the Amendment, the Warrant Holders of Amended Warrants to purchase 1,746,666 shares of Common Stock exercised their Amended Warrants, resulting in gross proceeds to the Company of $3,493,332.

In connection with the amendment of such warrants, a dividend was recorded in the amount of $2,820,866, which represents the difference in pre-amendment and post-amendment Black-Scholes value of the Series B Warrants.

Note 11 – Recent Accounting Pronouncements

We reviewed recently issued accounting pronouncements and plan to adopt those that are applicable to us. We do not expect the adoption of these pronouncements to have a material impact on our financial position, results of operations or cash flows.

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Item 2.          Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with our condensed consolidated financial statements and the related notes thereto included in this Quarterly Report on Form 10-Q. The discussion and analysis may contain forward-looking statements that are based upon current expectations and entail various risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this report.

Overview

Our Business

The primary business of Senesco Technologies, Inc., a Delaware corporation incorporated in 1999, and its wholly-owned subsidiary, Senesco, Inc., a New Jersey corporation incorporated in 1998, collectively referred to as “Senesco,” “we,” “us” or “our,” is to utilize our patented and patent-pending technology related to certain genes, primarily eukaryotic translation initiation Factor 5A, or Factor 5A, and deoxyhypusine synthase, or DHS, and related technologies for human therapeutic applications to develop novel approaches to treat cancer and inflammatory diseases.

For agricultural applications, we have licensed applications of the Factor 5A, DHS and Lipase platforms to enhance the quality, productivity and stress resistance of fruits, flowers, vegetables, agronomic and biofuel feedstock crops through the control of cell death, referred to herein as senescence, and growth in plants.

Human Therapeutic Applications

We believe that our Factor 5A gene regulatory technology could have broad applicability in the human therapeutic field, by either inducing or inhibiting programmed cell death, also known as apoptosis, which is the natural process the human body goes through in order to eliminate redundant or defective cells. Inducing apoptosis is useful in treating cancer where the defective cancer cells have failed to respond to the body’s natural apoptotic signals. Conversely, inhibiting apoptosis may be useful in preventing, ameliorating or treating an exaggerated, acute immune response in a wide range of inflammatory and ischemic diseases attributable to or aggravated by premature apoptosis.

SNS01-T for Multiple Myeloma

We have developed a therapeutic candidate, SNS01-T, an improved formulation of SNS01, for the potential treatment of multiple myeloma and non-Hodgkin B-cell lymphomas. SNS01-T utilizes our Factor 5A technology and comprises two active components: a DNA plasmid, or pDNA, expressing human eIF5A containing a lysine to arginine substitution at amino acid position 50, or eIF5AK50R, and a small inhibitory RNA, or siRNA. These two components are combined in a fixed ratio with a polymer, polyethyleneimine, or PEI, which enables self-assembly of the DNA and RNA into nanoparticles with demonstrated enhanced delivery to tissues and protection from degradation in the blood stream. Under the control of a malignant B cell selective promoter, SNS01-T’s DNA plasmid up-regulates the apoptotic pathways within B cells by preferentially expressing the stable arginine form of the Factor 5A death message in target cells. The siRNA, by down-regulating the eIF5A gene, reduces accumulation of the hypusine form of Factor 5A that supports cell survival and proliferation. The down-regulation of the eIF5A gene by an eIF5A siRNA also down-regulates anti-apoptotic proteins, such as NF-kB, ICAM and pro-inflammatory cytokines, which protect malignant cells from apoptosis and promote cell growth in multiple myeloma. The PEI, a cationic polymer, promotes auto-assembly of a nanoparticle with the other two components for intravenous delivery and protects the combination from degradation in the bloodstream until it is taken up by the tumor cell, where the siRNA and DNA plasmid are released.

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We have performed efficacy, toxicological and dose-finding studies in vitro in non-human and human cells and in vivo in mice with SNS01. We have also completed our pivotal GLP toxicology studies in mice and dogs, employing SNS01-T, an improved formulation of SNS01, and have an open investigational new drug application, or IND, with the United States Food and Drug Administration, or FDA.

We have also been granted orphan drug status for SNS01-T by the FDA for the potential treatment of multiple myeloma, mantle cell lymphoma (MCL) and diffuse large B-cell lymphoma (DLBCL). We are the sponsor of the Phase 1b/2a clinical study that is evaluating our drug, SNS01-T, in patients suffering from multiple myeloma and non-Hodgkins B-cell lymphomas. The clinical study is an open-label, multiple-dose, dose-escalation study, which is evaluating the safety and tolerability of SNS01-T when administered by intravenous infusion to relapsed or refractory patients. The study design calls for four cohorts of three to six patients each. Patients in each cohort will receive twice-weekly dosing for six weeks followed by up to a four-week safety data review period before escalating to a higher dose level in the next cohort.

While the primary objective of this study is to evaluate safety and tolerability, the effect of SNS01-T on tumor response and time to relapse or progression will be assessed using multiple well-established metrics including measurement of monoclonal protein in multiple myeloma and CT imaging in MCL and B-cell lymplomas.

We have selected Mayo Clinic, University of Arkansas for Medical Sciences, the Randolph Cancer Center at West Virginia University, the Fred Hutchinson Cancer Research Center, and the John Theurer Cancer Center at Hackensack University Medical Center as our clinical sites in the United States and Pretoria East Hospital and Groote Schuur Hospital in Cape Town as our clinical sites in South Africa. We are also considering adding additional sites to increase the rate of enrollment.

The study is open and we have completed our first, second and the third cohorts and cohort four is open for enrollment and patients are being treated with SNS01-T.

The results of cohort three showed that four heavily pre-treated, relapsed or refractory patients, two with diffuse large B-cell lymphoma (DLBCL) and two with multiple myeloma, at a dosage of 0.2 mg/Kg, completed treatment. Three of the four patients were evaluable for safety. One patient had a dose reduction to 0.05 mg/kg due to pre-existing thrombocytopenia and was not evaluable for safety. No dose-limiting toxicities have been observed in any of the first three cohorts. In addition to the absence of dose-limiting toxicity, since all patients in cohort 3 completed the full protocol-specified 6-week treatment period, we appear to be seeing longer treatment durations and fewer dropouts compared to cohorts one and two. The most frequent adverse events were manageable infusion reactions, which may decrease with repeated treatments and platelet count decreases, which may recover over time. One myeloma patient had reductions in disease-related proteins in his blood and a second patient with DLBCL had evidence of tumor shrinkage in some lesions. Like the previous treatment group, all four patients included at this dose level were refractory to, or had relapsed on, a significant number of previous treatments. Upon treatment with SNS01-T, three of the four patients exhibited stable disease at week 3 and two of the four were stable at week 6, the end of treatment.

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The results of the first and second cohorts showed that SNS01-T was safe and relatively well tolerated and had met the criteria for Stable Disease in 2 of the 6 evaluable patients.

SNS01-T used in combination with other drugs

We have demonstrated that the combination of lenalidomide and SNS01-T performs better than either treatment alone in mouse xenograft models of human mantle cell lymphoma. When SCID mice, implanted with an aggressive human mantle cell lymphoma cell line (JVM2), were treated with either 15 mg/kg lenalidomide (5 times weekly by intra-peritoneal injection) or 0.375 mg/kg SNS01-T (twice weekly by intravenous injection) there was a growth delay of 4 days and 14 days, respectively. Mice treated with a combination of both drugs using the same dose levels and dosing regimens exhibited a tumor growth delay of 27 days (p value = 0.0008).

The median survival of mice treated with control nanoparticles was 21 days. Mice treated with lenalidomide or SNS01-T had a median survival of 28 days (33% increase) and 37 days (76% increase), respectively. Mice treated with the drug combination had a median survival of 52 days, an increase in survival of 148%. Survival analysis using the Kaplan-Meier method revealed that treatment of mice with the drug combination resulted in statistically significant increases in survival compared to both SNS01-T (p value = 0.002) and lenalidomide (p value = 0.007) alone. We believe that the results of these studies not only supported moving forward in multiple myeloma, but also supported extending our clinical evaluation of SNS01-T in other B-cell cancers.

We may consider other human diseases in order to determine the role of Factor 5A and the potential of SNS01-T. We may further expand our research and development program beyond the initiatives listed above to include other diseases and research centers.

Agricultural Applications

Our agricultural research focuses on the discovery and development of certain gene technologies, which are designed to confer positive traits on fruits, flowers, vegetables, forestry species and agronomic crops.

We have licensed this technology to various strategic partners. We may continue to license this technology, as opportunities present themselves, to additional strategic partners and/or enter into joint collaborations or ventures.

Our ongoing research and development initiatives for agriculture include assisting our license partners to:

•	further develop and implement the DHS and Factor 5A gene technology in banana, canola, cotton, turfgrass, rice, alfalfa, corn, soybean and trees; and

•	test the resultant crops for new beneficial traits such as increased yield, increased tolerance to environmental stress, disease resistance and more efficient use of fertilizer.

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Agricultural Development and License Agreements

As of March 31, 2014, we had six (6) active license agreements with established agricultural biotechnology companies.

Intellectual Property

We have thirty (30) issued patents from the United States Patent and Trademark Office, or PTO, and seventy-four (74) issued patents from foreign countries.  Of our one hundred and four (104) domestic and foreign issued patents, sixty-four (64) are for the use of our technology in agricultural applications and forty (40) relate to human therapeutics applications.

In addition to our one hundred and four (104) patents, we have a wide variety of patent applications, including divisional applications and continuations-in-part, in process with the PTO and internationally.  We intend to continue our strategy of enhancing these new patent applications through the addition of data as it is collected.

The first of our agricultural patents are set to expire in 2019 in the United States and 2025 outside the United States.  The first of our core human therapeutic technology patents are set to expire in 2021 in the United States and 2025 outside the United States, and our patents related to multiple myeloma are set to expire, both in and outside the United States in 2029.

During the nine months ended March 31, 2014 and the 2013, 2012 and 2011 fiscal years, we reviewed our patent portfolio in order to determine if we could reduce our cost of patent prosecution and maintenance. We identified several patents and patents pending that we believe we no longer need to maintain without having a material impact on the portfolio. We determined that we would no longer incur the cost to prosecute or maintain those patents or patents pending.

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Liquidity and Capital Resources

Overview

For the nine months ended March 31, 2014, net cash of $3,649,873 was used in operating activities primarily due to a net loss of $5,550,725 which was reduced by non-cash expenses of $1,160,042. Cash used in operating activities was increased by changes in operating assets and liabilities in the amount of $740,810.

The $740,810 change in operating assets and liabilities was the result of a decrease in prepaid research supplies and expenses in the amount of $719,349 and an increase in accounts payable and accrued expenses in the amount of $21,461 due to the timing of expenses and payments.

During the nine months ended March 31, 2014, cash used for investing activities amounted to $409,637, which was related to patent costs incurred.

Cash provided by financing activities during the nine months ended March 31, 2014 amounted to $8,655,243 which is composed of $10,842,325 as a result of the issuance of common stock and warrants and the exercise of certain warrants offset by the repayment and cancellation of the line of credit in the amount of $2,187,082.

As of March 31, 2014, our cash balance totaled $6,198,027, and we had working capital of $6,642,577.

We expect our capital requirements to increase significantly over the next several years as we commence new research and development efforts, increase our business and administrative infrastructure and embark on developing in-house business capabilities and facilities. Our future liquidity and capital funding requirements will depend on numerous factors, including, but not limited to, the levels and costs of our research and development initiatives and the cost and timing of the expansion of our business development and administrative staff.

We anticipate that, based upon our cash balance at March 31, 2014, we will be able to fund our operations through at least March 31, 2015. Over such period, we plan to fund our research and development and commercialization activities by:

•	utilizing our current cash balance and investments;
•	the exercise of outstanding warrants;
•	the placement of additional equity or debt instruments; and
•	the possible execution of additional licensing agreements for our technology.

We cannot assure you that we will be able to raise money through any of the foregoing transactions on favorable terms, if at all.

Changes to Critical Accounting Policies and Estimates

There have been no changes to our critical accounting policies and estimates as set forth in our Annual Report on Form 10-K for the fiscal year ended June 30, 2013.

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Results of Operations

Three Months Ended March 31, 2014 and Three Months Ended March 31, 2013

The net loss for the three months ended March 31, 2014 was $2,146,754. The net loss for the three months ended March 31, 2013 was $836,583. Such a change represents an increase in net loss of $1,310,171, or 156.6%. This increase in net loss was primarily the result of an increase in general and administrative expenses and research and development expenses, and a decrease in the gain from a change in the fair value of a warrant liability.

Revenue

There was no revenue during the three months ended March 31, 2014 and 2013.

We may receive future milestone payments in connection with our current agricultural development and license agreements. Additionally, we may receive future royalty payments from our license agreements when our partners commercialize their crops containing our technology. However, it is difficult for us to determine our future revenue expectations because our future milestone payments are primarily contingent on our partners successful implementation of their development plan, we have no history of receiving royalties and the timing and outcome of our experiments, the timing of signing new partner agreements and the timing of our partners moving through the development process into commercialization is difficult to accurately predict.

General and Administrative Expenses

	Three Months Ended March 31,
	2014	2013	Change	%
	(in thousands, except % values)

Payroll and benefits	$158	$156	$2	1.3%
Investor relations	147	118	29	24.6%
Professional fees	471	(50)	521	471.0%
Depreciation and amortization	86	72	14	19.4%
Other general and administrative	103	79	24	30.4%
	965	375	590	157.3%
Stock-based compensation	289	176	113	64.2%
Total general and administrative	$1,254	$551	$703	127.6%

•	Investor relations fees were higher primarily as a result of a new investor relations program started in October 2013.

•	Professional fees were higher primarily as a result of an increase in legal fees and consulting costs in connection with the activity related to a potential acquisition.

•	Depreciation and amortization was higher primarily as a result of an increase in amortization of patent costs.

•	Other general and administrative expenses were higher primarily due to an increase in travel and conferences.

•	Stock-based compensation was higher primarily due to common stock issued in connection with certain consulting agreements.

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We expect cash-based general and administrative expenses to decrease over the next twelve months as we do not expect to continue to incur substantial costs related to the potential acquisition. However, if we close on the acquisition, we expect cash-based general and administrative expenses to increase substantially over the next twelve months.

Research and Development Expenses

	Three Months Ended March 31,
	2014	2013	Change	%
	(in thousands, except % values)
Payroll	$42	$44	$(2)	(4.6)%
Research contract with the University of Waterloo	63	165	(102)	(61.8)%
Consultants	126	62	64	103.2%
Other research and development	626	196	430	219.4%
	857	467	390	83.5%
Stock-based compensation	18	26	(8)	(30.8)%
Total research and development	$875	$493	$382	77.5%

•	The cost associated with the research contract with the University of Waterloo was lower primarily due to a decrease in amount being funded for agricultural and human health research. This was partially offset by an increase in the amount being funded effective March 1, 2014.

•	Consultants were higher primarily due to the addition of a Vice President of Clinical Development in May 2013.

•	Other research and development costs were higher primarily due to an increase in the costs in connection with the development of SNS01-T for multiple myeloma due to the addition of new clinical sites.

•	Stock-based compensation was lower primarily due to a lower Black-Scholes value of options vesting during the three months ended March 31, 2014.

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Nine Months Ended March 31, 2014 and Nine Months Ended March 31, 2013

The net loss for the nine months ended March 31, 2014 was $5,550,725. The net loss for the nine months ended March 31, 2013 was $4,191,922. Such a change represents an increase in net loss of $1,358,803, or 32.4%. This increase in net loss was primarily the result of an increase in general and administrative expenses, research and development costs and the write-off of patents abandoned, which was partially offset by a decrease in the loss on settlement of warrant liabilities and in the gain on the change in the fair value of warrant liabilities.

Revenue

Total revenue in the amount of $100,000 for the nine months ended March 31, 2014 consisted of a milestone payment in connection with an agricultural license agreement.

General and Administrative Expenses

	Nine Months Ended March 31,
	2014	2013	Change	%
	(in thousands, except % values)

Payroll and benefits	$452	$445	$7	1.6%
Investor relations	672	175	497	284.0%
Professional fees	702	418	284	67.9%
Depreciation and amortization	239	202	37	18.3%
Other general and administrative	259	274	(15)	(5.5)%
	2,324	1,514	810	53.5%
Stock-based compensation	812	479	333	69.5%
Total general and administrative	$3,136	$1,993	$1,143	57.4%

•	Investor relations fees were higher primarily as a result of a new investor relations program started in October 2013, the termination of an investor relations consulting agreement in September 2013 and a special meeting of stockholders held in August 2013.

•	Professional fees were higher primarily as a result of an increase in legal and consulting fees in connection with the activity related to a potential acquisition.

•	Depreciation and amortization was higher primarily as a result of an increase in amortization of patent costs.

•	Other general and administrative expenses were lower primarily due to a decrease in travel and conferences.

•	Stock-based compensation was higher primarily due to common stock issued in connection with certain consulting agreements.

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Research and Development Expenses

	Nine Months Ended March 31,
	2014	2013	Change	%
	(in thousands, except % values)
Payroll	$129	$130	$(1)	(0.1)%
Research contract with the University of Waterloo	294	470	(176)	(37.4)%
Consultants	381	180	201	111.7%
Other research and development	1,394	744	650	87.4%
	2,198	1,524	674	44.2%
Stock-based compensation	51	73	(22)	(30.1)%
Total research and development	$2,249	$1,597	$652	40.8%

•	The cost associated with the research contract with the University of Waterloo was lower primarily due to a decrease in amount being funded for agricultural and human health research. This was partially offset by an increase in the amount being funded effective March 1, 2014.

•	Consultants were higher primarily due to the addition of a Vice President of Clinical Development in May 2013.

•	Other research and development costs were higher primarily due to an increase in the costs in connection with the development of SNS01-T for multiple myeloma due to the timing of patient treatment and the addition of new clinical sites.

•	Stock-based compensation was lower primarily due to a lower Black-Scholes value of options vesting during the nine months ended March 31, 2014.

Write-off of patents abandoned

During the nine months ended March 31, 2014, we reviewed our patent portfolio in order to determine if we could reduce our cost of patent prosecution and maintenance. We identified several patents that we believe we no longer need to maintain without having a material impact on the portfolio. We determined that we would no longer incur the cost to prosecute or maintain those patents. Therefore, we wrote-off the net book value of those patents and patents pending in the amount of $185,161.

Off Balance-Sheet Arrangements

We do not have any off balance-sheet arrangements.

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Item 3.	Quantitative and Qualitative Disclosures about Market Risk.

Foreign Currency Risk

Our financial statements are denominated in United States dollars and, except for our agreement with the University of Waterloo, which is denominated in Canadian dollars, all of our contracts are denominated in United States dollars. Therefore, we believe that fluctuations in foreign currency exchange rates will not result in any material adverse effect on our financial condition or results of operations. In the event we derive a greater portion of our revenues from international operations or in the event a greater portion of our expenses are incurred internationally and denominated in a foreign currency, then changes in foreign currency exchange rates could affect our results of operations and financial condition.

Interest Rate Risk

We invest in high-quality financial instruments, primarily money market funds, with an effective duration of the portfolio of less than one year, which we believe are subject to limited credit risk. We currently do not hedge our interest rate exposure. Due to the short-term nature of our investments, we do not believe that we have any material exposure to interest rate risk arising from our investments.

Item 4.	Controls and Procedures.

(a)	Evaluation of disclosure controls and procedures.

The principal executive officer and principal financial officer have evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of March 31, 2014. Based on this evaluation, they have concluded that our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

(b)	Changes in internal controls.

No change in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) occurred during the three month period ended March 31, 2014 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

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PART II. OTHER INFORMATION.

Item 1. Legal Proceedings.

None.

Item 1A. Risk Factors.

The more prominent risks and uncertainties inherent in our business are described below. However, additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations may suffer.

Risks Related to Our Business

Recurring losses and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern and we may not be able to continue as a going concern.

Our recurring losses from operations and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended June 30, 2013. Substantial doubt about our ability to continue as a going concern may create negative reactions to the price of the common shares of our stock and we may have a more difficult time obtaining financing.

We have prepared our financial statements on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should we be unable to continue in existence.

However, as of March 31, 2014, we believe we have enough cash to fund operations through at least March 31, 2015.

We have a limited operating history and have incurred substantial losses and expect to incur future losses.

We are a development stage biotechnology company with a limited operating history and limited assets and capital. We have incurred losses each year since inception and had an accumulated deficit of $82,896,311 at March 31, 2014. We have generated minimal revenues by licensing our technology for certain crops to companies willing to share in our development costs. In addition, our technology may not be ready for commercialization for several years. We expect to continue to incur losses for the next several years because we anticipate that our expenditures on research and development and administrative activities will significantly exceed our revenues during that period. We cannot predict when, if ever, we will become profitable.

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We will need additional capital to fund our operations until we are able to generate a profit.

Our operations to date have required significant cash expenditures. Our future capital requirements will depend on the results of our research and development activities, preclinical and clinical studies, and competitive and technological advances.

We will need to obtain more funding in the future through collaborations or other arrangements with research institutions and corporate partners, or public and private offerings of our securities, including debt or equity financing. We may not be able to obtain adequate funds for our operations from these sources when needed or on acceptable terms. Future collaborations or similar arrangements may require us to license valuable intellectual property to, or to share substantial economic benefits with, our collaborators. If we raise additional capital by issuing additional equity or securities convertible into equity, our stockholders may experience dilution and our share price may decline. Any debt financing may result in restrictions on our spending.

If we are unable to raise additional funds, we will need to do one or more of the following:

•	delay, scale-back or eliminate some or all of our research and product development programs;
•	provide licenses to third parties to develop and commercialize products or technologies that we would otherwise seek to develop and commercialize ourselves;
•	seek strategic alliances or business combinations;
•	attempt to sell our company;
•	cease operations; or
•	declare bankruptcy.

We believe that at the projected rate of spending we should have sufficient cash to maintain our present operations at least through March 31, 2015.

We may be adversely affected by the current economic environment.

Our ability to obtain financing, invest in and grow our business, and meet our financial obligations depends on our operating and financial performance, which in turn is subject to numerous factors. In addition to factors specific to our business, prevailing economic conditions and financial, business and other factors beyond our control can also affect our business and ability to raise capital. We cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Materials necessary to manufacture some of our compounds currently under development may not be available on commercially reasonable terms, or at all, which may delay our development and commercialization of these compounds.

Some of the materials necessary for the manufacture of our compounds under development may, from time to time, be available either in limited quantities, or from a limited number of manufacturers, or both. Our contract manufacturers need to obtain these materials for our clinical trials and, potentially, for commercial distribution when and if we obtain marketing approval for these compounds. Suppliers may not sell us these materials at the time we need them or on commercially reasonable terms. If we are unable to obtain the materials needed to conduct our clinical trials, product testing and potential regulatory approval could be delayed, adversely affecting our ability to develop the product candidates. Similarly, if we are unable to obtain critical manufacturing materials after regulatory approval has been obtained for a product candidate, the commercial launch of that product candidate could be delayed or there could be a shortage in supply, which could materially affect our ability to generate revenues from that product candidate. If suppliers increase the price of manufacturing materials, the price for one or more of our products may increase, which may make our products less competitive in the marketplace. If it becomes necessary to change suppliers for any of these materials or if any of our suppliers experience a shutdown or disruption at the facilities used to produce these materials, due to technical, regulatory or other reasons, it could harm our ability to manufacture our products.

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We depend on a single principal technology and, if our technology is not commercially successful, we will have no alternative source of revenue.

Our primary business is the development and licensing of technology to identify, isolate, characterize and promote or silence genes which control the death of cells in humans and plants. Our future revenue and profitability critically depend upon our ability, or our licensees’ ability, to successfully develop apoptosis and senescence gene technology and later license or market such technology. We have conducted experiments on certain crops with favorable results and have conducted certain preliminary cell-line and animal experiments, which have provided us with data upon which we have designed additional research programs. However, we cannot give any assurance that our technology will be commercially successful or economically viable for any crops or human therapeutic applications.

In addition, no assurance can be given that adverse consequences might not result from the use of our technology such as the development of negative effects on humans or plants or reduced benefits in terms of crop yield or protection. Our failure to obtain market acceptance of our technology or the failure of our current or potential licensees to successfully commercialize such technology would have a material adverse effect on our business.

We outsource all of our research and development activities and, if we are unsuccessful in maintaining our alliances with these third parties, our research and development efforts may be delayed or curtailed.

We rely on third parties to perform all of our research and development activities. Our research and development efforts take place at the University of Waterloo in Ontario, Canada, where our technology was discovered, at other commercial research facilities and with our commercial partners. At this time, we do not have the internal capabilities to perform our own research and development activities. Accordingly, the failure of third party research partners to perform under agreements entered into with us, or our failure to renew important research agreements with these third parties, may delay or curtail our research and development efforts.

We have significant future capital needs and may be unable to raise capital when needed, which could force us to delay or reduce our research and development efforts.

As of March 31, 2014, we had a cash balance of $6,198,027 and working capital of $6,342,577. Using our available reserves as of March 31, 2014, we believe that we can operate according to our current business plan at least through March 31, 2015.

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To date, we have generated minimal revenues and anticipate that our operating costs will exceed any revenues generated over the next several years. Therefore, we will be required to raise additional capital in the future in order to operate in accordance with our current business plan, and this funding may not be available on favorable terms, if at all. If we are unable to raise additional funds, we will need to do one or more of the following:

•	delay, scale back or eliminate some or all of our research and development programs;
•	provide a license to third parties to develop and commercialize our technology that we would otherwise seek to develop and commercialize ourselves;
•	seek strategic alliances or business combinations;
•	attempt to sell our company;
•	cease operations; or
•	declare bankruptcy.

In addition, in connection with any funding, if we need to issue more equity securities than our certificate of incorporation currently authorizes we will need stockholder approval. If stockholder approval is not obtained or if adequate funds are not available, we may be required to curtail operations significantly or to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates, products or potential markets. Investors may experience dilution in their investment from future offerings of our common stock. For example, if we raise additional capital by issuing equity securities, such an issuance would reduce the percentage ownership of existing stockholders. In addition, assuming the exercise of all options and warrants outstanding and the conversion of the preferred stock into common stock, as of March 31, 2014, we had 486,981,583 shares of common stock authorized but unissued and unreserved, which may be issued from time to time by our board of directors. Furthermore, we may need to issue securities that have rights, preferences and privileges senior to our common stock. Failure to obtain financing on acceptable terms would have a material adverse effect on our liquidity.

Since our inception, we have financed all of our operations through equity and debt financings. Our future capital requirements depend on numerous factors, including:

•	the scope of our research and development;
•	our ability to attract business partners willing to share in our development costs;
•	our ability to successfully commercialize our technology;
•	competing technological and market developments;
•	our ability to enter into collaborative arrangements for the development, regulatory approval and commercialization of other products; and
•	the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights.

Our business depends upon our patents and proprietary rights and the enforcement of these rights. Our failure to obtain and maintain patent protection may increase competition and reduce demand for our technology.

As a result of the substantial length of time and expense associated with developing products and bringing them to the marketplace in the biotechnology and agricultural industries, obtaining and maintaining patent and trade secret protection for technologies, products and processes is of vital importance. Our success will depend in part on several factors, including, without limitation:

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•	our ability to obtain patent protection for our technologies and processes;
•	our ability to preserve our trade secrets; and
•	our ability to operate without infringing the proprietary rights of other parties both in the United States and in foreign countries.

As of March 31, 2014, we have been issued thirty (30) patents by the PTO and seventy-four (74) patents from foreign countries. We have also filed numerous patent applications for our technology in the United States and in several foreign countries, which technology is vital to our primary business, as well as several continuations in part on these patent applications. Our success depends in part upon the grant of patents from our pending patent applications.

Although we believe that our technology is unique and that it will not violate or infringe upon the proprietary rights of any third party, we cannot assure you that these claims will not be made or if made, could be successfully defended against. If we do not obtain and maintain patent protection, we may face increased competition in the United States and internationally, which would have a material adverse effect on our business.

Since patent applications in the United States are maintained in secrecy until patents are issued, and since publication of discoveries in the scientific and patent literature tend to lag behind actual discoveries by several months, we cannot be certain that we were the first creator of the inventions covered by our pending patent applications or that we were the first to file patent applications for these inventions.

In addition, among other things, we cannot assure you that:

•	our patent applications will result in the issuance of patents;
•	any patents issued or licensed to us will be free from challenge and if challenged, would be held to be valid;
•	any patents issued or licensed to us will provide commercially significant protection for our technology, products and processes;
•	other companies will not independently develop substantially equivalent proprietary information which is not covered by our patent rights;
•	other companies will not obtain access to our know-how;
•	other companies will not be granted patents that may prevent the commercialization of our technology; or
•	we will not incur licensing fees and the payment of significant other fees or royalties to third parties for the use of their intellectual property in order to enable us to conduct our business.

Our competitors may allege that we are infringing upon their intellectual property rights, forcing us to incur substantial costs and expenses in resulting litigation, the outcome of which would be uncertain.

Patent law is still evolving relative to the scope and enforceability of claims in the fields in which we operate. We are like most biotechnology companies in that our patent protection is highly uncertain and involves complex legal and technical questions for which legal principles are not yet firmly established. In addition, if issued, our patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage.

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The PTO and the courts have not established a consistent policy regarding the breadth of claims allowed in biotechnology patents. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the scope and value of our proprietary rights.

The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary rights in these foreign countries.

We could become involved in infringement actions to enforce and/or protect our patents. Regardless of the outcome, patent litigation is expensive and time consuming and would distract our management from other activities. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we could because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any patent litigation could limit our ability to continue our operations.

If our technology infringes the intellectual property of our competitors or other third parties, we may be required to pay license fees or damages.

The current patent landscape surrounding siRNA technology is unclear due to the recent proliferation of siRNA-related patent litigation and grants of third-party patents encompassing this technology. If any relevant claims of third party patents that are adverse to us are upheld as valid and enforceable, we could be prevented from commercializing our technology or could be required to obtain licenses from the owners of such patents. We cannot assure you that such licenses would be available or, if available, would be on acceptable terms. Some licenses may be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. In addition, if any parties successfully claim that the creation or use of our technology infringes upon their intellectual property rights, we may be forced to pay damages, including treble damages.

Our security measures may not adequately protect our unpatented technology and, if we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology may be adversely affected.

Our success depends upon know-how, unpatentable trade secrets, and the skills, knowledge and experience of our scientific and technical personnel. As a result, all employees agreed to a confidentiality provision in their employment agreement that prohibited the disclosure of confidential information to anyone outside of our company, during the term of employment and for five (5) years thereafter. The employment agreements have since been terminated, but the period of confidentiality is still in effect. We also require all employees to disclose and assign to us the rights to their ideas, developments, discoveries and inventions. All of the current employees have also entered into Non-disclosure, Non-competition and Invention Assignment Agreements. We also attempt to enter into similar agreements with our consultants, advisors and research collaborators. We cannot assure you that adequate protection for our trade secrets, know-how or other proprietary information against unauthorized use or disclosure will be available.

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We occasionally provide information to research collaborators in academic institutions and request that the collaborators conduct certain tests. We cannot assure you that the academic institutions will not assert intellectual property rights in the results of the tests conducted by the research collaborators, or that the academic institutions will grant licenses under such intellectual property rights to us on acceptable terms, if at all. If the assertion of intellectual property rights by an academic institution is substantiated, and the academic institution does not grant intellectual property rights to us, these events could limit our ability to commercialize our technology.

As we evolve from a company primarily involved in the research and development of our technology into one that is also involved in the commercialization of our technology, we may have difficulty managing our growth and expanding our operations.

As our business grows, we may need to add employees and enhance our management, systems and procedures. We may need to successfully integrate our internal operations with the operations of our marketing partners, manufacturers, distributors and suppliers to produce and market commercially viable products. We may also need to manage additional relationships with various collaborative partners, suppliers and other organizations. Although we do not presently conduct research and development activities in-house, we may undertake those activities in the future. Expanding our business may place a significant burden on our management and operations. We may not be able to implement improvements to our management information and control systems in an efficient and timely manner and we may discover deficiencies in our existing systems and controls. Our failure to effectively respond to such changes may make it difficult for us to manage our growth and expand our operations.

We have no marketing or sales history and depend on third party marketing partners. Any failure of these parties to perform would delay or limit our commercialization efforts.

We have no history of marketing, distributing or selling biotechnology products, and we are relying on our ability to successfully establish marketing partners or other arrangements with third parties to market, distribute and sell a commercially viable product both here and abroad. Our business plan envisions creating strategic alliances to access needed commercialization and marketing expertise. We may not be able to attract qualified sub-licensees, distributors or marketing partners, and even if qualified, these marketing partners may not be able to successfully market agricultural products or human therapeutic applications developed with our technology. If our current or potential future marketing partners fail to provide adequate levels of sales, our commercialization efforts will be delayed or limited and we may not be able to generate revenue.

We will depend on joint ventures and strategic alliances to develop and market our technology and, if these arrangements are not successful, our technology may not be developed and the expenses to commercialize our technology will increase.

In its current state of development, our technology is not ready to be marketed to consumers. We intend to follow a multi-faceted commercialization strategy that involves the licensing of our technology to business partners for the purpose of further technological development, marketing and distribution. We have and are seeking business partners who will share the burden of our development costs while our technology is still being developed, and who will pay us royalties when they market and distribute products incorporating our technology upon commercialization. The establishment of joint ventures and strategic alliances may create future competitors, especially in certain regions abroad where we do not pursue patent protection. If we fail to establish beneficial business partners and strategic alliances, our growth will suffer and the continued development of our technology may be harmed.

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Competition in the human therapeutic and agricultural biotechnology industries is intense and technology is changing rapidly. If our competitors market their technology faster than we do, we may not be able to generate revenues from the commercialization of our technology.

Many human therapeutic and agricultural biotechnology companies are engaged in research and development activities relating to apoptosis and senescence. The market for plant protection and yield enhancement products is intensely competitive, rapidly changing and undergoing consolidation. We may be unable to compete successfully against our current and future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for products containing our technology. Our competitors in the field of plant senescence gene technology are companies that develop and produce transgenic plants and include major international agricultural companies, specialized biotechnology companies, research and academic institutions and, potentially, our joint venture and strategic alliance partners. These companies include: Mendel Biotechnology, Inc.; Ceres, Inc., Archer Daniels Midland and Syngenta International AG; among others. Some of our competitors that are involved in apoptosis research include: Celgene Corporation; Takeda/Millennium; ONYX Pharmaceuticals, Inc.; Amgen Inc.; Janssen Biotech, Inc.; Novartis AG; and Pharmacyclics, Inc. Many of these competitors have substantially greater financial, marketing, sales, distribution and technical resources than us and have more experience in research and development, clinical trials, regulatory matters, manufacturing and marketing. We anticipate increased competition in the future as new companies enter the market and new technologies become available. Our technology may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors, which will prevent or limit our ability to generate revenues from the commercialization of our technology.

Our business is subject to various government regulations and, if we or our licensees are unable to obtain regulatory approval, we may not be able to continue our operations.

At present, the U.S. federal government regulation of biotechnology is divided among three agencies:

•	the United States Department of Agriculture, or USDA, regulates the import, field testing and interstate movement of specific types of genetic engineering that may be used in the creation of transgenic plants;
•	the United States Environmental Protection Agency, or EPA, regulates activity related to the invention of plant pesticides and herbicides, which may include certain kinds of transgenic plants; and
•	the FDA regulates foods derived from new plant varieties.

The FDA requires that transgenic plants meet the same standards for safety that are required for all other plants and foods in general. Except in the case of additives that significantly alter a food’s structure, the FDA does not require any additional standards or specific approval for genetically engineered foods, but expects transgenic plant developers to consult the FDA before introducing a new food into the marketplace.

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Use of our technology, if developed for human therapeutic applications, is also subject to FDA regulation. The FDA must approve any drug or biologic product before it can be marketed in the United States. In addition, prior to being sold outside of the United States, any products resulting from the application of our human therapeutic technology must be approved by the regulatory agencies of foreign governments. Prior to filing a new drug application or biologics license application with the FDA, we would have to perform extensive clinical trials, and prior to beginning any clinical trial, we would need to perform extensive preclinical testing which could take several years and may require substantial expenditures.

We believe that our current agricultural activities, which to date have been confined to research and development efforts, do not require licensing or approval by any governmental regulatory agency. However, we are performing clinical trials in connection with our human therapeutic applications, which is subject to FDA approval. Additionally, federal, state and foreign regulations relating to crop protection products and human therapeutic applications developed through biotechnology are subject to public concerns and political circumstances, and, as a result, regulations have changed and may change substantially in the future. Accordingly, we may become subject to governmental regulations or approvals or become subject to licensing requirements in connection with our research and development efforts. We may also be required to obtain such licensing or approval from the governmental regulatory agencies described above, or from state agencies, prior to the commercialization of our genetically transformed plants and human therapeutic technology. In addition, our marketing partners who utilize our technology or sell products grown with our technology may be subject to government regulations. If unfavorable governmental regulations are imposed on our technology or if we fail to obtain licenses or approvals in a timely manner, we may not be able to continue our operations.

Preclinical studies of our human therapeutic applications may be unsuccessful, which could delay or prevent regulatory approval.

Preclinical studies may reveal that our human therapeutic technology is ineffective or harmful, and/or may be unsuccessful in demonstrating efficacy and safety of our human therapeutic technology, which would significantly limit the possibility of obtaining regulatory approval for any drug or biologic product manufactured with our technology. The FDA requires submission of extensive preclinical, clinical and manufacturing data to assess the efficacy and safety of potential products. Any delay in receiving approval for any applicable IND from the FDA would result in a delay in the commencement of the related clinical trial. Additionally, we could be required to perform additional preclinical studies prior to the FDA approving any applicable IND. Furthermore, the success of preliminary studies does not ensure commercial success, and later-stage clinical trials may fail to confirm the results of the preliminary studies.

Our success will depend on the success of our clinical trials of our human therapeutic applications.

It may take several years to complete the clinical trials of a product, and failure of one or more of our clinical trials can occur at any stage of testing. We believe that the development of our product candidate involves significant risks at each stage of testing. If clinical trial difficulties and failures arise, our product candidate may never be approved for sale or become commercially viable.

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There are a number of difficulties and risks associated with clinical trials. These difficulties and risks may result in the failure to receive regulatory approval to sell our product candidate or the inability to commercialize our product candidate. The possibility exists that:

•	we may discover that the product candidate does not exhibit the expected therapeutic results in humans, may cause harmful side effects or have other unexpected characteristics that may delay or preclude regulatory approval or limit commercial use if approved;
•	the results from early clinical trials may not be statistically significant or predictive of results that will be obtained from expanded advanced clinical trials;
•	institutional review boards or regulators, including the FDA, may hold, suspend or terminate our clinical research or the clinical trials of our product candidate for various reasons, including noncompliance with regulatory requirements or if, in their opinion, the participating subjects are being exposed to unacceptable health risks;
•	subjects may drop out of our clinical trials;
•	our preclinical studies or clinical trials may produce negative, inconsistent or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials; and
•	the cost of our clinical trials may be greater than we currently anticipate.

Clinical trials for our human therapeutic technology will be lengthy and expensive and their outcome is uncertain.

Before obtaining regulatory approval for the commercial sales of any product containing our technology, we must demonstrate through clinical testing that our technology and any product containing our technology is safe and effective for use in humans. Conducting clinical trials is a time-consuming, expensive and uncertain process and typically requires years to complete. In our industry, the results from preclinical studies and early clinical trials often are not predictive of results obtained in later-stage clinical trials. Some products and technologies that have shown promising results in preclinical studies or early clinical trials subsequently fail to establish sufficient safety and efficacy data necessary to obtain regulatory approval. At any time during clinical trials, we or the FDA might delay or halt any clinical trial for various reasons, including:

•	occurrence of unacceptable toxicities or side effects;
•	ineffectiveness of the product candidate;
•	negative or inconclusive results from the clinical trials, or results that necessitate additional studies or clinical trials;
•	delays in obtaining or maintaining required approvals from institutions, review boards or other reviewing entities at clinical sites;
•	delays in patient enrollment; or
•	insufficient funding or a reprioritization of financial or other resources.

Any failure or substantial delay in successfully completing clinical trials and obtaining regulatory approval for our product candidates could severely harm our business.

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If our clinical trials for our product candidates are delayed, we would be unable to commercialize our product candidates on a timely basis, which would materially harm our business.

Planned clinical trials may not begin on time or may need to be restructured after they have begun. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	obtaining an effective IND or regulatory approval to commence a clinical trial;
•	negotiating acceptable clinical trial agreement terms with prospective trial sites;
•	obtaining institutional review board approval to conduct a clinical trial at a prospective site;
•	recruiting qualified subjects to participate in clinical trials;
•	competition in recruiting clinical investigators;
•	shortage or lack of availability of supplies of drugs for clinical trials;
•	the need to repeat clinical trials as a result of inconclusive results or poorly executed testing;
•	the placement of a clinical hold on a study;
•	the failure of third parties conducting and overseeing the operations of our clinical trials to perform their contractual or regulatory obligations in a timely fashion; and
•	exposure of clinical trial subjects to unexpected and unacceptable health risks or noncompliance with regulatory requirements, which may result in suspension of the trial.

We believe that our product candidate has significant milestones to reach, including the successful completion of clinical trials, before commercialization. If we have significant delays in or termination of clinical trials, our financial results and the commercial prospects for our product candidates or any other products that we may develop will be adversely impacted. In addition, our product development costs would increase and our ability to generate revenue could be impaired.

Any inability to license from third parties their proprietary technologies or processes which we use in connection with the development of our technology may impair our business.

Other companies, universities and research institutions have or may obtain patents that could limit our ability to use our technology in a product candidate or impair our competitive position. As a result, we would have to obtain licenses from other parties before we could continue using our technology in a product candidate. Any necessary licenses may not be available on commercially acceptable terms, if at all. If we do not obtain required licenses, we may not be able to develop our technology into a product candidate or we may encounter significant delays in development while we redesign methods that are found to infringe on the patents held by others.

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Even if we receive regulatory approval, consumers may not accept products containing our technology, which will prevent us from being profitable since we have no other source of revenue.

We cannot guarantee that consumers will accept products containing our technology. Recently, there has been consumer concern and consumer advocate activism with respect to genetically-engineered agricultural consumer products. The adverse consequences from heightened consumer concern in this regard could affect the markets for agricultural products developed with our technology and could also result in increased government regulation in response to that concern. If the public or potential customers perceive our technology to be genetic modification or genetic engineering, agricultural products grown with our technology may not gain market acceptance.

We face potential product liability exposure far in excess of our limited insurance coverage.

We may be held liable if any product we or our collaborators develop causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. Regardless of merit or eventual outcome, product liability claims could result in decreased demand for our product candidates, injury to our reputation, withdrawal of patients from our clinical trials, substantial monetary awards to trial participants and the inability to commercialize any products that we may develop. These claims might be made directly by consumers, health care providers, pharmaceutical companies or others selling or testing our products. We have obtained limited product liability insurance coverage for our clinical trials; however, our insurance may not reimburse us or may not be sufficient to reimburse us for expenses or losses we may suffer. Moreover, if insurance coverage becomes more expensive, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for any of our product candidates, we intend to expand our insurance coverage to include the sale of commercial products, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, juries have awarded large judgments in class action lawsuits for claims based on drugs that had unanticipated side effects. In addition, the pharmaceutical and biotechnology industries, in general, have been subject to significant medical malpractice litigation. A successful product liability claim or series of claims brought against us could harm our reputation and business and would decrease our cash reserves.

We depend on our key personnel and, if we are not able to attract and retain qualified scientific and business personnel, we may not be able to grow our business or develop and commercialize our technology.

We are highly dependent on our scientific advisors, consultants and third-party research partners. Our success will also depend in part on the continued service of our key employees and our ability to identify, hire and retain additional qualified personnel in an intensely competitive market. Although we have a research agreement with Dr. John Thompson, this agreement may be terminated upon short or no notice. Additionally, we do not have employment agreements with our key employees. We do not maintain key person life insurance on any member of management. The failure to attract and retain key personnel could limit our growth and hinder our research and development efforts.

Certain provisions of our charter, by-laws, Delaware law and stock plans could make a takeover difficult.

Certain provisions of our certificate of incorporation and by-laws could make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to stockholders. Our certificate of incorporation authorizes our board of directors to issue, without stockholder approval, 5,000,000 shares of preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of our common stock.

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In addition, we are subject to the Business Combination Act of the Delaware General Corporation Law which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a stockholder owning 15% or more of the corporation’s outstanding voting stock for a period of three years from the date such stockholder becomes a 15% owner. These provisions may have the effect of delaying or preventing a change of control of us without action by our stockholders and, therefore, could adversely affect the value of our common stock.

Furthermore, in the event of our merger or consolidation with or into another corporation, or the sale of all or substantially all of our assets in which the successor corporation does not assume our outstanding equity awards or issue equivalent equity awards, our current equity plans require the accelerated vesting of such outstanding equity awards.

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Risks Related to Our Common Stock

Penny stock regulations may impose certain restrictions on marketability of our securities.

The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, our common stock is subject to rules that impose additional sales practice requirements on broker dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by such rules, the broker dealer must make a special suitability determination for the purchase of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker dealer must also disclose the commission payable to both the broker dealer and the registered representative, current quotations for the securities and, if the broker dealer is the sole market maker, the broker dealer must disclose this fact and the broker dealer’s presumed control over the market.

Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Broker-dealers must wait two business days after providing buyers with disclosure materials regarding a security before effecting a transaction in such security. Consequently, the “penny stock” rules restrict the ability of broker dealers to sell our securities and affect the ability of investors to sell our securities in the secondary market and the price at which such purchasers can sell any such securities, thereby affecting the liquidity of the market for our common stock.

Stockholders should be aware that, according to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

•	control of the market for the security by one or more broker-dealers that are often related to the promoter or issuer;

•	manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•	“boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

•	excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

•	the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market.

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Our management and other affiliates have significant control of our common stock and could significantly influence our actions in a manner that conflicts with our interests and the interests of other stockholders.

As of March 31, 2014, our executive officers and directors together beneficially own approximately 6% of the outstanding shares of our common stock, assuming the exercise of options and warrants which are currently exercisable or will become exercisable within 60 days of March 31, 2014, held by these stockholders. Additionally, there are five shareholders that each beneficially own more than 5% of the outstanding shares of our common stock. As a result, these stockholders, acting together, will be able to exercise significant influence over matters requiring approval by our stockholders, including the election of directors, and may not always act in the best interests of other stockholders. Such a concentration of ownership may have the effect of delaying or preventing a change in control of us, including transactions in which our stockholders might otherwise receive a premium for their shares over then-current market prices.

A significant portion of our total outstanding shares of common stock may be sold in the market in the near future, which could cause the market price of our common stock to drop significantly.

As of March 31, 2014, we had 6,897,710 shares of our common stock issued and outstanding and 580 shares of convertible preferred stock outstanding which can convert into 290,000 shares of common stock. All of such shares are registered pursuant to registration statements on Forms S-1 or S-3 or are either eligible to be sold under SEC Rule 144 or are in the public float. In addition, we have registered 3,730,056 shares of our common stock underlying warrants previously issued and still outstanding and we registered 260,810 shares of our common stock underlying options granted or to be granted under our stock option plan. Consequently, sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, may have a material adverse effect on our stock price.

Our common stock has a limited trading market, which could limit your ability to resell your shares of common stock at or above your purchase price.

Our common stock is currently quoted on the OTCQB Marketplace, operated by the OTC Markets Group, or OTCQB, and our common stock currently has a limited trading market. We cannot assure you that an active trading market will develop or, if developed, will be maintained. As a result, our stockholders may find it difficult to dispose of shares of our common stock and, as a result, may suffer a loss of all or a substantial portion of their investment.

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The market price of our common stock may fluctuate and may drop below the price you paid.

We cannot assure you that you will be able to resell the shares of our common stock at or above your purchase price. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

•	quarterly variations in operating results;
•	the progress or perceived progress of our research and development efforts;
•	changes in accounting treatments or principles;
•	announcements by us or our competitors of new technology, product and service offerings, significant contracts, acquisitions or strategic relationships;
•	additions or departures of key personnel;
•	future offerings or resales of our common stock or other securities;
•	stock market price and volume fluctuations of publicly-traded companies in general and development companies in particular; and
•	general political, economic and market conditions.

For example, during the three months ended March 31, 2014, our common stock traded between $3.03 and $6.09 per share.

Because we do not intend to pay, and have not paid, any cash dividends on our shares of common stock, our stockholders will not be able to receive a return on their shares unless the value of our common stock appreciates and they sell their shares.

We have never paid or declared any cash dividends on our common stock, and we intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Therefore, our stockholders will not be able to receive a return on their investment unless the value of our common stock appreciates and they sell their shares.

Our stockholders may experience substantial dilution as a result of the conversion of convertible preferred stock, the exercise of options and warrants to purchase our common stock, or due to anti-dilution provisions relating to any on the foregoing.

As of March 31, 2014, we have outstanding 580 shares of convertible preferred stock which may convert into 290,000 shares of our common stock and warrants to purchase 3,765,995 shares of our common stock.  In addition, as of March 31, 2014, we have reserved 1,845,976 shares of our common stock for issuance upon the exercise of options granted or available to be granted pursuant to our stock option plan, all of which may be granted in the future.  Furthermore, in connection with the preferred stock agreements, we are required to reserve an additional 146,236 shares of common stock. Additionally, under a securities purchase agreement dated May 8, 2013, which contains a price protection provision, we are required to reserve an additional 72,500 shares of common stock. The conversion of the convertible preferred stock and the exercise of these options and warrants will result in dilution to our existing stockholders and could have a material adverse effect on our stock price. The conversion price of the convertible preferred stock is also subject to certain anti-dilution adjustments.

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Risks Related to the Proposed Fabrus Acquisition

As previously disclosed, on December 30, 2013, Senesco agreed to terms and executed a non-binding letter of intent to acquire Fabrus, Inc. (“Fabrus”), a privately-held, biotechnology company focused on expanding the clinical impact of antibodies by addressing drug targets resistant to traditional antibody discovery methods.

Under the terms of the non-binding letter of intent, Fabrus will merge with a wholly-owned subsidiary of Senesco. Senesco will be the surviving corporation. Post merger, the stockholders of Fabrus will receive approximately 50% of Senesco, and the Senesco stockholders will continue to own approximately 50% of Senesco. The Senesco stockholders will not be required to vote on this transaction, and Senesco stockholders will be entitled to hold their existing securities. A non-binding letter of intent has been signed and due to the non-binding nature of such agreement, the terms of the proposed transaction remain subject to change. The parties expect to sign a definitive agreement in the second calendar quarter of 2014, subject to final review and approval of the terms of the transaction by the board of directors of each of Senesco and Fabrus, and the transaction is expected to close concurrently with signing or shortly thereafter. Additional details of the transaction will be disclosed once an agreement is executed.

We do not have a definitive agreement executed with Fabrus, and the announcement and pendency of the agreement with Fabrus could have an adverse effect on the Senesco stock price and/or the business, financial condition, results of operations, or business prospects for Senesco.

We previously announced a non-binding letter of intent with Fabrus. We are currently negotiating a definitive agreement with Fabrus, but we do not have a definitive agreement executed with Fabrus as of yet. We cannot assure you that a definitive agreement will be signed. In the meantime, the announcement and pendency of the agreement with Fabrus could have an adverse effect on the Senesco stock price and/or the business, financial condition, results of operations, or business prospects for Senesco. If a definitive agreement is executed, there may be additional risks to closing the transaction, and if a transaction is consummated, there may be additional risks associated with integrating the Senesco and Fabrus business, all of which Senesco will describe further if and when an agreement is executed.

The issuance of shares of Senesco common stock to the Fabrus stockholders in connection with the acquisition of Fabrus will substantially dilute the voting power of the current Senesco stockholders.

It is anticipated that Senesco will issue shares of its common stock to the Fabrus stockholders representing approximately 50% of the outstanding shares of common stock of the combined company calculated on a fully diluted basis as of immediately following the completion of the acquisition. Accordingly, the issuance of shares of Senesco common stock to the Fabrus stockholders in connection with the acquisition will significantly reduce the relative voting power of each share of Senesco common stock held by the current Senesco stockholders.

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Item 2.        Unregistered Sales of Equity Securities and Use of Proceeds.

      None.

Item 3.        Defaults Upon Senior Securities.

      None.

Item 4.        Mine Safety Disclosures.

      None.

Item 5.        Other Information.

      None.

Item 6.        Exhibits.

Exhibits.

Exhibit No.	Description
4.1	Form of Amended and Restated December 2013 Series B Warrant. (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. current report on Form 8-K filed on February 27, 2014).
10.1	Form of Warrant Amendment Agreement, dated as of February 21, 2014. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. current report on Form 8-K filed on February 27, 2014).
10.2	Amendment to Research Agreement by and between the University of Waterloo, Dr. John Thompson, Ph.D. and Senesco, Inc., dated as of March 1, 2014 (Filed herewith).
10.3	2008 Incentive Compensation Plan, as amended and restated on February 11, 2014 (Filed herewith).
31.1	Certification of principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith).
31.2	Certification of principal financial and accounting officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith).
32.1	Certification of principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. 1350. (furnished herewith).
32.2	Certification of principal financial and accounting officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. 1350. (furnished herewith).
101.1	Financial Statements from the Quarterly Report on Form 10-Q of Senesco Technologies, Inc. for the quarter ended March 31, 2014, filed on May 9, 2014, formatted in XBRL: (i) the Condensed Consolidated Balance Sheets; (ii) the Condensed Consolidated Statements of Operations; (iii) the Condensed Consolidated Statements of Stockholder’s Equity; (iv) the Condensed Consolidated Statements of Cash Flows and (v) the Notes to Condensed Consolidated Financial Statements. (filed herewith).

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SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SENESCO TECHNOLOGIES, INC.

DATE: May 9, 2014	By:	/s/ Leslie J. Browne
Leslie J. Browne, Ph.D., President
and Chief Executive Officer
(Principal Executive Officer)

DATE: May 9, 2014	By:	/s/ Joel Brooks
Joel Brooks, Chief Financial Officer,
Secretary and Treasurer
(Principal Financial and Accounting Officer)

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